RDE, INC.

5880 Live Oak Pkwy

Suite 100

Norcross, GA 30093

October 1, 2020

Via Edgar Correspondence

Daniel Morris, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: RDE, Inc.

Offering Statement on Form 1-A

Filed August 31, 2020

File No. 024-11310

Dear Mr. Morris:

We have received your correspondence dated September 25, 2020. We have addressed your comments by reproducing them below and providing our response immediately thereafter.

Form 1-A filed August 31, 2020

The implementation of the CARD Act, page 8

1. Please revise to clarify whether the CARD Act applies to your certificates and cards. If there is uncertainty about whether the Act applies, please discuss the basis for the uncertainty and when you expect it to be resolved.

Response: We have clarified that the uncertainty regarding the application of the CARD Act being applied to our and when we expect it to be resolved.

We may be subject to additional unexpected regulation, page 8

2. Please revise, as appropriate, to describe in greater detail how the pandemic has affected your operating results. In addition, please disclose whether your certificates and cards are accepted for payment by third-party platforms that facilitate ordering and delivery of food and drinks on demand.

Response: We have further described how the pandemic has affected our operating results. We have disclosed that our certificates and cards are not accepted for payment by third party platforms that facilitate ordering and delivery of food and drinks on demand.

Investors may experience dilution, page 24

3. Please expand your disclosure to explain, if true, that future issuances of common stock upon conversion of your convertible notes and warrants will be further dilutive to the voting power of investors in this offering and will adversely affect the ability of shareholders to influence the management of the company. In this regard, please disclose to investors that this impact may be disproportionately greater because of the sizeable percentage of shares currently held by directors and officers, as noted in the ensuing risk factor on page 24.

Response: We have amended the disclosure under this risk factor to respond to this comment.

We may not be able to satisfy listing requirements, page 26

4. Please revise this risk factor to describe the various steps necessary to become listed on Nasdaq or NYSE, and how and when you expect to meet these requirements. Your disclosure should avoid giving the implication that listing on Nasdaq or NYSE is either assured or imminent. In addition, please revise your risk factor at page 24 to clarify that you are not presently a public company and will not become a public company solely by virtue of this offering statement.

Response: We have revised the disclosure to clarify that a Nasdaq or NYSE listing is neither imminent nor assured and to clarify that we will not become a public company solely by virtue of this offering statement.

Distribution, page 32

5. Please revise this section to clarify the terms of your agreements with the third-party platforms and affiliates that distribute your deals, including term and termination provisions and the fees payable by you. Similarly, please describe your agreements with the lead generators discussed under “Operations” on page 33. To the extent material, please file your agreements with your third-party platforms, affiliates, and lead-generators to source customers and merchants.

Response: We have revised this section to clarify the terms of our agreements with third-party platforms and affiliates that distribute our deals as well as with our lead generators. In summary, we engage in the common practice of affiliate marketing in which other companies identified to us by a company named Commission Junction earn a commission by promoting our discount deals on their websites for which they receive between 3% to 15% of the revenue we receive from a customer’s purchase of a discount certificate. Our reference to lead-generators is a reference to our employees which we have clarified in the offering statement. We have not filed the agreement that we have with Commission Junction that receives an annual flat fee of between $1,500 to $3,500 per month for their services since it is an agreement that is made in the ordinary course of our business.

UBID Holdings, Inc.

Notes to Consolidated Financial Statements (unaudited)

Note 5 - Acquisition of Restaurant.com, page F-13

6. We note as part of your asset purchase agreement with Restaurant.com you acquired certain tangible and intangible assets as well as assumed certain liabilities based on their fair values. In this regard, there appears to be no allocation of the purchase price to the liabilities assumed and the disclosure of liabilities arising from contingencies recognized at the date of acquisition. Please clarify and revise as necessary. Refer to ASC 805-20-50- 1.

Response: We did not assume any liabilities of Restaurant.com under section 1.5 of the Asset Purchase Agreement with Restaurant.com. Those liabilities remained with the Seller, now named RDC2020, Inc. Note 5 to our unaudited interim financial statements for the period ended June 30, 2020 has been amended to remove the incorrect statement that “uBid assumed certain liabilities of Restaurant.com.” Accordingly, there was no purchase price allocation.

Restaurant.com Audited Financial Statements for the Years Ended December 31, 2019 and 2018

Notes to Consolidated Financial Statements

Note 7. Accrued Expenses, page F-61

7. Referencing the ‘Accrued partner profit sharing’ of $5,962,001 at December 31, 2019, please tell us and disclose the nature of this liability including when these amounts are due to your partners. In your response, please tell us if uBid Holdings will be assuming this liability upon acquisition of Restaurant.com in March 2020 in reference to the purchase price allocation in Note 5 to the uBid Holdings unaudited financial statements for the interim period ended June 30, 2020.

Response: We did not assume any liabilities of Restaurant.com under section 1.5 of the Asset Purchase Agreement with Restaurant.com. Note 5 to our unaudited interim financial statements for the period ended June 30, 2020 has been amended to remove the incorrect statement that “uBid assumed certain liabilities of Restaurant.com.”

Note 8. Notes Payable, page F-61

8. Please tell us and disclose who will assume the note payable to shareholder of $500,000, which had an outstanding balance of $623,141 including accrued interest, at December 31, 2019 upon the acquisition by uBid Holdings in March 2020. Comply with this comment in your disclosure of the acquisition of Restaurant.com including the purchase price allocation in Note 5 to the uBid Holdings unaudited interim financial statements for the period ended June 30, 2020.

Response: We did not assume any liabilities of Restaurant.com under section 1.5 of the Asset Purchase Agreement with Restaurant.com. Those liabilities remained with the Seller, now named RDC2020, Inc. Accordingly, there was no purchase price allocation.

Exhibits

9. We note the auditor’s consent included in Exhibit 11.3 makes reference to their audit report dated August 24, 2020 on Restuarant.com, Inc.’s financial statements for the years ended December 31, 2019 and 2018. Please have the auditor revise their consent to reference the correct date of the audit report included on page F-49 of the offering statement.

Response: We have had the auditor revise their consent to change the reference from August 24, 2020 to August 27, 2020 to match the date on their report referenced on page F-49 of the offering statement.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@culhanemeadows.com, (301) 910-2030. If you cannot reach him, please contact the undersigned at kthakker@restaurant.com.

Sincerely,

/s/ Ketan Thakker
Ketan Thakker

cc: Ernest M. Stern, Esq. (w/encls.)

Encls.